[redacted]

10027801

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67208

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carrington Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 W. Putnam Avenue
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Salce 203-661-6186
(Area Code – Telephone Number)

SEC Mail Processing Section
FEB 26 2010
Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squar, Milner, Peterson, Miranda & Williamson, LLP
(Name – *if individual, state last, first, middle name*)

4100 Newport Place Drive, Third Floor	Newport Beach	CA	92660
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

X AD 3/2

SP 3/9/2010

OATH OR AFFIRMATION

I, Bruce M. Rose, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carrington Investment Services, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KATHARINE MILLER
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARRINGTON INVESTMENT SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT

SQUAR MILNER

INDEPENDENT AUDITORS' REPORT

To the Member of
Carrington Investment Services, LLC

We have audited the accompanying statement of financial condition of Carrington Investment Services, LLC (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Carrington Investment Services, LLC at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained in the supplemental report on internal control is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

Squar Milner Peterson Miranda & Williamson, LLP

Newport Beach, California
February 19, 2009

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP
Certified Public Accountants & Financial Advisors, Serving Clients Since 1951

4100 Newport Place Drive, Third Floor | Newport Beach, CA 92660 Tel: 949-222-2999 | Fax: 949-222-2989

Los Angeles Newport Beach San Diego Cayman Islands

CARRINGTON INVESTMENT SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2009

ASSETS

CASH	$	102,812
PREPAID EXPENSES		25,680
Total assets	$	128,492

LIABILITIES AND MEMBER'S INTEREST

LIABILITIES		
Accounts payable and accrued expenses	$	29,286
Due to affiliates, net		3,734
Total liabilities		33,020
COMMITMENTS AND CONTINGENCIES		
MEMBER'S INTEREST		95,472
Total liabilities and member's interest	$	128,492

See notes to statement of financial condition.

1. ORGANIZATION

The accompanying statement of financial condition includes the accounts of Carrington Investment Services, LLC, a Delaware Limited Liability Company ("CIS"). CIS is an indirect, wholly-owned subsidiary of Carrington Investment Services Holdings, LLC, a Delaware Limited Liability Corporation. CIS commenced operations on December 23, 2005, the day on which Carrington Investment Services Holdings, LLC made its initial $50,050 capital contribution to CIS. Carrington Investment Services Holdings, LLC made additional capital contributions of $340,000 during 2006 and $40,000 during 2008.

CIS is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Regulatory Authority Inc. ("FINRA") formally known as National Association of Securities Dealers, Inc. ("NASD"). It received NASD membership approval on July 11, 2006.

CIS generates its revenues by participating in selling groups for residential mortgage backed securities ("RMBS") issued by entities sponsored by Carrington Capital Management ("CCM"), an affiliated entity. CIS acts as a co-manager, supporting a syndicate of one or a group of lead managers, in placing public certificates from Real Estate Mortgage Issuance Conduit ("REMIC") trusts with institutional investors. CIS acts on a "best efforts" basis and is considered to be a "selected dealer" focusing on placing the investment grade interests of such deals. Due to current market conditions, CIS did not participate in any selling groups during 2009. CIS does not hold any securities in account for either itself or customers. Given that CIS acts on a "best efforts" basis and does not commit to purchase any portion of any of the deals it is involved in, take customer orders or hold securities either for its own account or that of customers, FINRA has set CIS' minimum net capital requirement at $50,000.

CIS also generates revenues through the placement of partnership interests in two limited partnership entities sponsored by CCM: Carrington Investment Partners U.S., LP and Carrington Investment Partners Cayman, LP. For its services, CIS receives a fee equal to 10% of the fees earned by CCM on these interests for a period of three years from the date on which the initial investment is made.

CIS may also generate revenue by raising capital for certain related funds managed by CCM. If successful in raising capital, CIS will receive a fee equal to 20% of the fees earned by CCM in connection with such capital raising transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingencies in the statement of financial condition. Management believes that the estimates utilized in the preparation of the statement of financial condition are reasonable. Actual results could differ materially from these estimates.

Revenue Recognition

CIS recognizes revenue from its participation in selling groups at the point in time the deal it is assisting in syndicating closes. CIS records revenue equal to its agreed fee as noted in the syndication documents less an estimate for assumed syndication costs. Upon final cash payment, an adjustment is made to revenue to reflect the actual payment received if different from the estimate previously recorded. CIS did not participate in any selling groups during 2009 due to deteriorating market conditions.

The revenues CIS generates through the placement of partnership interests are recognized on the accrual basis at the end of every month.

Cash

Substantially all cash is held at a major money center bank.

Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. At December 31, 2009, all of CIS's financial instruments are carried at fair value or amounts approximating fair value.

Income Taxes

CIS is a single-member limited liability company and as such is generally not liable for income tax. Instead, income or loss attributable to its operations is passed through to its sole member who is responsible for reporting such income or loss at the federal, state and local levels.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No 162* ("SFAS 168"). Under SFAS 168, The FASB Accounting Standards Codification (Codification or ASC) became the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On July 1, 2009, the Codification superseded all then-existing non-SEC accounting and reporting standards for non-governmental entities. All other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative at that time. SFAS 168 became effective for annual periods ending after September 15, 2009. The adoption of SFAS 168 did not have a significant impact on CIS's financial statement.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), which has subsequently been codified as ASC 740-10-25. FIN 48 clarifies the accounting for uncertainty in tax positions recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes.* FIN 48 provides guidance on de-recognition, classification, interest and penalties, disclosure, and transition. On October 15, 2008, the FASB voted to defer the effective date of FIN 48 for non-public entities to annual filings for fiscal years beginning on or after January 1, 2009. The adoption of FIN 48 did not have a significant impact on CIS's financial statement.

3. RECEIVABLES FROM BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Receivables from brokers and dealers represent the net selling concessions due for securities underwritings that CIS was involved in. As of December 31, 2009, CIS had no receivables due from brokers, dealers or clearing organizations.

4. DUE TO AFFILIATES

Payables to affiliates represent reimbursements due to CCM of $3,734 under an expense sharing agreement CIS has with CCM for certain operating and overhead expenses, which is net of $4,590 due from CCM for investment interests placed in CCM sponsored entities.

5. COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

During 2009, CIS generated its revenues primarily by participating in underwritings of mortgage-backed bonds where it acts as a "selected dealer". As a "selected dealer", CIS is not required to nor does it commit to purchase any of the securities offered in the underwritings. CIS works strictly on a "best efforts" basis. In addition to its underwriting activities, CIS generates revenues by raising capital for certain related funds managed by CCM. The revenues for both of these services are transaction based and, as a result, could vary based upon the transaction volume and liquidity of the financial markets.

CIS's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of management, such matters are not expected to have a material adverse effect on CIS's financial position or results of operations.

From time to time, CIS may be involved in various claims, lawsuits and disputes with third parties, actions involving allegations of discrimination or breach of contract incidental to the ordinary operations of the business. CIS is not currently involved in any litigation which management believes could have a material adverse effect on CIS's financial position.

6. REGULATORY REQUIREMENTS

CIS is a registered broker-dealer with the SEC and FINRA and, accordingly, is subject to the Net Capital rules under the Securities Exchange Act of 1934, and FINRA. Under these rules, CIS is required to maintain minimum Net Capital of the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2009, CIS's Net Capital was $65,202, which exceeded the minimum requirement by $15,202. Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital rules.

7. RELATED PARTY TRANSACTIONS

CIS's selling commissions are generated from acting as a selected dealer on mortgage-backed securities that are issued by an affiliate of CCM. In addition, marketing revenues are generated from sales of limited partnership interests in affiliated partnerships of CCM. The management team of CCM holds an indirect ownership interest in CIS and has an active role in running CIS's operations.

7. RELATED PARTY TRANSACTIONS (continued)

CIS currently shares office space with CCM. As such, CCM pays certain expenses on behalf of CIS including but not limited to rent, technology and other administrative costs. Costs that are not directly attributed to CIS are allocated back by CCM based on an expense sharing agreement. These expenses are recorded in CIS's financial statements in the period incurred.

In addition to the expenses that are shared, a Services Agreement exists between CIS and CCM. CCM pays for certain expenses related to the operation of the CIS branch in Santa Monica, California. All capital and operating expenses for that office are paid by CCM. The Services Agreement requires CIS to reimburse CCM for these payments.

8. SUBSEQUENT EVENTS

In December 2009, CIS brokered a capital raise for a fund managed by CCM. CIS's fees for such capital raise is 20% of the management fees earned by CCM. These fees are paid to CIS monthly in arrears, with the first payment made in February 2010.

Subsequent events have been evaluated through February 19, 2010, the date the financial statements were available to be issued, and it was determined that no additional disclosures were necessary.

SQUAR MILNER

INDEPENDENT AUDITORS' REPORT ON INTNERAL CONTROL REQUIRED BY SEC RULE 17a-5(g)1 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member of
Carrington Investment Services, LLC

In planning and performing our audit of the financial statements of Carrington Investment Services, LLC (the "Company"), as of and for the year ended December 31, 2009 (on which we issued our report dated February 19, 2010), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, however the size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company. This condition was considered in determining the nature, timing, and extent of audit procedures to be performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2009, and this limitation does not affect our report thereon dated February 19, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member of the Company, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Squar Milner Peterson Miranda & Williamson, LLP

Newport Beach, California
February 19, 2010

SEC Mail Processing Section

FEB 26 2010

Washington, DC
110

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Carrington Investment Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by Carrington Investment Services, LLC ("CIS") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating CIS's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). CIS's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences; and

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Squar Milner Peterson Miranda & Williamson, LLP

Newport Beach, California
February 19, 2010

Carrington Investment Services, LLC

Schedule of Assessment and Payments to the Securities Investor Protection Corporation
For the Period Ended December 31, 2009

	2009 JAN	2009 FEB	2009 MAR	2009 APR	2009 MAY	2009 JUN	2009 JUL	2009 AUG	2009 SEP	2009 OCT	2009 NOV	2009 DEC	2009 TOTAL
Total Revenue	$ 10,224	$ 10,157	$ 9,996	$ 9,030	$ 8,226	$ 7,908	$ 8,002	$ 8,003	$ 7,737	$ 6,550	$ 5,664	$ 4,590	**$ 96,088**
Additions:													
Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-	-	-	-	-	-	-	-	-	-	-	-	-
Net loss from principal transactions in securities in trading accounts.	-	-	-	-	-	-	-	-	-	-	-	-	-
Net loss from principal transactions in commodities in trading accounts.	-	-	-	-	-	-	-	-	-	-	-	-	-
Interest and dividend expense deducted in total revenue (above)	-	-	-	-	-	-	-	-	-	-	-	-	-
Net loss from mgmt of/participation in underwriting/distribution of securities.	-	-	-	-	-	-	-	-	-	-	-	-	-
Expenses deducted in determining net profit from mgmt/participation in underwriting/distribution of securities.	-	-	-	-	-	-	-	-	-	-	-	-	-
Net loss from securities in investment accounts.	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Additions	-	-	-	-	-	-	-	-	-	-	-	-	-
Deductions:													
Revenues from the distribution of shares of a registered open end investment company or UIT, from the sale of variable annuities...	-	-	-	-	-	-	-	-	-	-	-	-	-
Revenues from commodity transactions.	-	-	-	-	-	-	-	-	-	-	-	-	-
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-	-	-	-	-	-	-	-	-	-	-	-	-
Reimbursements for postage in connection with proxy solicitation.	-	-	-	-	-	-	-	-	-	-	-	-	-
Net gain from securities in investment accounts.	-	-	-	-	-	-	-	-	-	-	-	-	-
100% of commissions and markups earned from transactions in (i) CDs and (II) T-bills, BA or CP that mature nine months or less from issuance date	-	-	-	-	-	-	-	-	-	-	-	-	-
Direct expenses of printing, advertising, legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the act)	-	-	-	-	-	-	-	-	-	-	-	-	-
Other revenue not related either directly or indirectly to the securities business (See instructions C)	-	-	-	-	-	-	-	-	-	-	-	-	-
Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income	-	-	-	-	-	-	-	-	-	-	-	-	-
40% of interest earned on customer securities accounts (40% of FOCUS line 5, Code 3960)	-	-	-	-	-	-	-	-	-	-	-	-	-
Greater of row 29 and 30	-	-	-	-	-	-	-	-	-	-	-	-	-
Total deductions	-	-	-	-	-	-	-	-	-	-	-	-	-
SIPC Net Operating Revenues	$ 10,224	$ 10,157	$ 9,996	$ 9,030	$ 8,226	$ 7,908	$ 8,002	$ 8,003	$ 7,737	$ 6,550	$ 5,664	$ 4,590	**$ 96,088**
General Assessment @ .0025				$ 23	$ 21	$ 20	$ 20	$ 20	$ 19	$ 16	$ 14	$ 11	**$ 164**

(Assessment Change Aptil 1, 2009)

PAYMENTS

02/26/09	Minimum Assessment	(150)
Check #1570	SIPC 805 15th St N.W. Suite 800 Washington, DC 20005-2215	
02/28/10	Remaining Assessment Due	(14)
Check #1644	SIPC 805 15th St N.W. Suite 800 Washington, DC 20005-2215	

Unpaid 2009 Assessment	**$ 0**

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067208 FINRA DEC
CARRINGTON INVESTMENT SERVICES LLC 9*9
7 GREENWICH OFFICE PARK
599 W PUTNAM AVE
GREENWICH CT 06830-6005

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Katie Fry 203-661-6186

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 164

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)
2/26/2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 14

E. Interest computed on late payment (see instruction E) for______days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 14

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 14

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Carrington Investment Services, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19 day of February, 2010.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

PAID 2/18/2010
Check# 1644

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 65,711
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	Ø
2d. SIPC Net Operating Revenues	$ 65,711
2e. General Assessment @ .0025	$ 164

(to page 1 but not less than $150 minimum)

SQUAR MILNER

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

Certified Public Accountants & Financial Advisors, Serving Clients Since 1951

Website: www.squarmilner.com